                                                                    Exhibit 99.2

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH (1)
OUR UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF
SEPTEMBER 30, 2007 AND FOR THE NINE MONTHS THEN ENDED AND RELATED NOTES INCLUDED
IN THIS REPORT; AND (2) OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND
RELATED NOTES INCLUDED IN OUR ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED
DECEMBER 31, 2006 AND THE OTHER INFORMATION CONTAINED IN SUCH ANNUAL REPORT,
PARTICULARLY THE INFORMATION UNDER THE CAPTION "OPERATING AND FINANCIAL REVIEW
AND PROSPECTS. OUR FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL. DIFFERENCES BETWEEN
ISRAELI GAAP AND US GAAP AS THEY RELATE TO OUR FINANCIAL STATEMENTS ARE
DESCRIBED IN NOTE 4 TO OUR UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS AS OF SEPTEMBER 30, 2007 AND IN NOTE 19 TO OUR AUDITED CONSOLIDATED
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated:

                                                   NINE MONTHS ENDED
                                                     SEPTEMBER 30,
                                                ----------------------
                                                2007              2006
                                                -----            -----
                                                     (UNAUDITED)
                                                ----------------------

STATEMENT OF OPERATIONS DATA:
Total revenues                                  100.0%           100.0%
Cost of total revenues                          124.8            147.5
                                                -----            -----
Gross loss                                      (24.8)           (47.5)
Research and development expenses, net            6.1              8.4
Marketing, general and administrative
expenses                                         13.5             13.7
                                                -----            -----
Operating loss                                  (44.4)           (69.7)
Financing expense, net                          (17.9)           (28.8)
Gain on debt restructuring                         --             60.7
Other income, net                                 0.0              0.5
                                                -----            -----
Loss                                            (62.2)%          (37.3)
                                                =====            =====

NINE MONTHS ENDED SEPTEMBER 30, 2007 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30,
2006

     REVENUES. Revenues for the nine months ended September 30, 2007 increased by 28.3% to $169.2 million from $131.9 million for the nine months ended
September 30, 2006. This $37.3 million increase was mainly attributed to a higher volume of wafer shipments.

     COST OF TOTAL REVENUES. Cost of total revenues for the nine months ended
September 30, 2007 amounted to $211.1 million, compared with $194.7 million for the nine months ended September 30, 2006. This increase of 8.4% in cost of revenues, which is relatively low in relation to the 28.3% increase in sales, was mainly achieved due to the Company's cost structure, according to which the
Company has reasonable margins for each incremental dollar of revenue and a reduction in depreciation and amortization expenses, as described below. During the second quarter of 2007, the Company reassessed the estimated useful lives of its machinery and equipment and as a result, with effect from April 1, 2007, its machinery and equipment is to be depreciated over estimated useful lives of 7 years rather than 5 years prior to such date. The change reflects the Company's best estimate of the useful lives of its machinery and equipment and was based on experience accumulated from Fab 1 and recent trends in industry practices.
The Company believes that the change better reflects the economics associated with the ownership of the equipment. This change has been accounted for as a change in estimate and was applied prospectively. Total depreciation and amortization expenses included in Cost of Total Revenues was approximately $102 million for the nine months ended September 30, 2007, as compared to approximately $114 million for the nine months ended September 30, 2006, said reduction was mainly attributed to the aforementioned change.

     GROSS LOSS. Gross loss for the nine months ended September 30, 2007 was
$41.9 million, compared to a gross loss of $62.7 million for the nine months ended September 30, 2006. The decrease in the gross loss was mainly attributable to the 28% increase in sales as compared to a 8% increase in Cost of Total Sales as described above.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses for the nine months ended September 30, 2007 amounted to $10.3 million, compared to
$11.1 million for the nine months ended September 30, 2006.

     MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing, general and administrative expenses for the nine months ended September 30, 2007 amounted to
$22.9 million, compared to $18.1 million for the nine months ended September 30,
2006. The increase is primarily due to stock based compensation expenses and increased expenses deriving directly from the higher revenues mentioned above.

     OPERATING LOSS. Operating loss for the nine months ended September 30, 2007 was $75.1 million, compared to $91.9 million for the nine months ended September
30, 2006. The decrease in the operating loss is attributable mainly to the decrease in the gross loss described above.

     FINANCING EXPENSES, NET. Financing expenses, net, for the nine months ended
September 30, 2007 were $30.2 million, compared to financing expenses, net, of
$38.0 million for the nine months ended September 30, 2006. This decrease is mainly due to the consummation of the debt restructuring with our banks which was closed in the third quarter of 2006, pursuant to which, approximately 30% of our then outstanding loans were converted into capital notes and the interest rate applicable to the interest payments was reduced from the three month LIBOR rate plus 2.5% to the three month LIBOR rate plus LIBOR plus 1.1%.

     GAIN ON DEBT RESTRUCTURING. Gain on debt restructuring for the nine months ended September 30, 2006 was $80.1 million. This one-time gain resulted from the consummation of our debt restructuring with our banks, which was closed in the third quarter of 2006.

     OTHER INCOME, NET. Other income, net, for the nine months ended September
30, 2007 was $0.01 million, compared to $0.6 million for the nine months ended
September 30, 2006.

     LOSS. Our loss for the nine months ended September 30, 2007 was $105.3 million, compared to $49.2 million for the nine months ended September 30, 2006.
This increase is primarily attributable to the $80.1 million one time gain on debt restructuring with our banks which was closed in the third quarter of 2006 offset by the decrease in the operating loss of $16.8 million and a $7.8 million decrease in finance expenses.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     The dollar cost of our operations in Israel is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by a change in valuation of the NIS in relation to the dollar. During the nine months ended September 30, 2007, the exchange rate of the dollar in relation to the NIS decreased by 5%, and the Israeli Consumer
Price Index ("CPI") increased by 2.3%. (During the nine months ended September
30, 2006, there was a decrease of 6.5% in the exchange rate of the dollar in relation to the NIS and an increase of 0.8% in the CPI.)

     We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel.

     Almost all of the cash generated from our operations, and our financing and investing activities is denominated in U.S. dollars and NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 2007, we had an aggregate of $42.6 million in cash and cash equivalents. This compares to $61.7 million we had as of September 30, 2006 in cash and cash equivalents.

     During the nine months ended September 30, 2007, we received $63.9 million in net proceeds from the issuance of debentures, ordinary shares and warrants,
$1.6 million from Investment Center grants and generated a net amount of $13.0 million from our operating activities. These liquidity resources financed the capital expenditure investments we made during the nine months ended September
30, 2007, which aggregated $68.7 million, mainly in connection with the purchase and installation of equipment and other assets for the ramp up of Fab 2 and repayment of convertible debentures in the amount of $7.1 million.

     As of September 30, 2007, we had long-term bank loans, at present value, in the amount of $362.2 million we obtained in connection with the establishment of
Fab 2. As of such date, we also had outstanding convertible debentures in the aggregate amount of $156.5 million, of which $7.3 million are presented as current maturities and $20.0 million are presented as an equity component of the convertible debentures as part of shareholders' equity.